ANGLO AMERICAN

RECEIVED

2004 MAY 18 A 9:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA

04030203

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

10 May, 2004

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests re SIP dated 10 May 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

5/19

Anglo American plc
(the "Company")

RECEIVED
2004 MAY 18 A 9:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,582 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 May 2004, was as follows:

A J Trahar	24	ordinary shares
A W Lea	24	ordinary shares
W A Nairn	24	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 287,558 ordinary shares (including interests on a conditional basis in 196,646 shares)
A W Lea 159,236 ordinary shares (including interests on a conditional basis in 101,341 shares)
W A Nairn 35,177 ordinary shares (including interests on a conditional basis in 14,166 shares)

N Jordan
Company Secretary
10 May 2004

cc: AWL
RK
NVS
CBC
Sec + 5.

K:\Min\Compsec\Linda\Shares\LSE Notification - SIP.doc

AVS: 245299
RNS: 49527.

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,582 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 May 2004, was as follows:

A J Trahar	24	ordinary shares
A W Lea	24	ordinary shares
W A Nairn	24	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 287,558 ordinary shares (including interests on a conditional basis in 196,646 shares)
A W Lea 159,236 ordinary shares (including interests on a conditional basis in 101,341 shares)
W A Nairn 35,177 ordinary shares (including interests on a conditional basis in 14,166 shares)

N Jordan
Company Secretary
10 May 2004

cc: AWL
RK
NVS

RNS: 49527.

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,582 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 May 2004, was as follows:

A J Trahar	24	ordinary shares
A W Lea	24	ordinary shares
W A Nairn	24	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 287,558 ordinary shares (including interests on a conditional basis in 196,646 shares)
A W Lea 159,236 ordinary shares (including interests on a conditional basis in 101,341 shares)
W A Nairn 35,177 ordinary shares (including interests on a conditional basis in 14,166 shares)

N Jordan
Company Secretary
10 May 2004

cc: AWL
RK
NVS
CBC
Sec + 5.

AVS: 245299
RNS: 49527.

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,582 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 May 2004, was as follows:

A J Trahar	24	ordinary shares
A W Lea	24	ordinary shares
W A Nairn	24	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 287,558 ordinary shares (including interests on a conditional basis in 196,646 shares)
A W Lea 159,236 ordinary shares (including interests on a conditional basis in 101,341 shares)
W A Nairn 35,177 ordinary shares (including interests on a conditional basis in 14,166 shares)

N Jordan
Company Secretary
10 May 2004

cc: AWL
RK
NVS

AVS: 245299
RNS: 49527.

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,582 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 May 2004, was as follows:

A J Trahar	24	ordinary shares
A W Lea	24	ordinary shares
W A Nairn	24	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 287,558 ordinary shares (including interests on a conditional basis in 196,646 shares)
A W Lea 159,236 ordinary shares (including interests on a conditional basis in 101,341 shares)
W A Nairn 35,177 ordinary shares (including interests on a conditional basis in 14,166 shares)

N Jordan
Company Secretary
10 May 2004

cc: AWL
RK
NVS
CBC
SEC + 5.

"THE FOLLOWING REPLACES THE DIRECTORS' SHAREHOLDINGS ANNOUNCEMENT RELEASED ON 10 MAY 2004 AT 15.33 UNDER RNS NUMBER 4952Y. THE NUMBER OF CONDITIONAL SHARES FOR MR A W LEA SHOULD BE 87,524 AND NOT 101,341 AS PREVIOUSLY ADVISED. ALL OTHER DETAILS REMAIN UNCHANGED, AND THE FULL AMENDED TEXT APPEARS BELOW."

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,582 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 May 2004, was as follows:

A J Trahar	24	ordinary shares
A W Lea	24	ordinary shares
W A Nairn	24	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 287,558 ordinary shares (including interests on a conditional basis in 196,646 shares)
A W Lea 159,236 ordinary shares (including interests on a conditional basis in 87,524 shares)
W A Nairn 35,177 ordinary shares (including interests on a conditional basis in 14,166 shares)

N Jordan
Company Secretary
11 May 2004

"THE FOLLOWING REPLACES THE DIRECTORS' SHAREHOLDINGS ANNOUNCEMENT RELEASED ON 10 MAY 2004 AT 15.33 UNDER RNS NUMBER 4952Y. THE NUMBER OF CONDITIONAL SHARES FOR MR A W LEA SHOULD BE 87,524 AND NOT 101,341 AS PREVIOUSLY ADVISED. ALL OTHER DETAILS REMAIN UNCHANGED, AND THE FULL AMENDED TEXT APPEARS BELOW."

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,582 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 May 2004, was as follows:

A J Trahar	24	ordinary shares
A W Lea	24	ordinary shares
W A Nairn	24	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 287,558 ordinary shares (including interests on a conditional basis in 196,646 shares)
A W Lea 159,236 ordinary shares (including interests on a conditional basis in 87,524 shares)
W A Nairn 35,177 ordinary shares (including interests on a conditional basis in 14,166 shares)

N Jordan
Company Secretary
11 May 2004

"THE FOLLOWING REPLACES THE DIRECTORS' SHAREHOLDINGS ANNOUNCEMENT RELEASED ON 10 MAY 2004 AT 15.33 UNDER RNS NUMBER 4952Y. THE NUMBER OF CONDITIONAL SHARES FOR MR A W LEA SHOULD BE 87,524 AND NOT 101,341 AS PREVIOUSLY ADVISED. ALL OTHER DETAILS REMAIN UNCHANGED, AND THE FULL AMENDED TEXT APPEARS BELOW."

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,582 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 May 2004, was as follows:

A J Trahar	24	ordinary shares
A W Lea	24	ordinary shares
W A Nairn	24	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 287,558 ordinary shares (including interests on a conditional basis in 196,646 shares)
A W Lea 159,236 ordinary shares (including interests on a conditional basis in 87,524 shares)
W A Nairn 35,177 ordinary shares (including interests on a conditional basis in 14,166 shares)

N Jordan
Company Secretary
1[illegible] May 2004

"THE FOLLOWING REPLACES THE DIRECTORS' SHAREHOLDINGS ANNOUNCEMENT RELEASED ON 10 MAY 2004 AT 15.33 UNDER RNS NUMBER 4952Y. THE NUMBER OF CONDITIONAL SHARES FOR MR A W LEA SHOULD BE 87,524 AND NOT 101,341 AS PREVIOUSLY ADVISED. ALL OTHER DETAILS REMAIN UNCHANGED, AND THE FULL AMENDED TEXT APPEARS BELOW."

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,582 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 May 2004, was as follows:

A J Trahar	24	ordinary shares
A W Lea	24	ordinary shares
W A Nairn	24	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 287,558 ordinary shares (including interests on a conditional basis in 196,646 shares)
A W Lea 159,236 ordinary shares (including interests on a conditional basis in 87,524 shares)
W A Nairn 35,177 ordinary shares (including interests on a conditional basis in 14,166 shares)

N Jordan
Company Secretary
11 May 2004

"THE FOLLOWING REPLACES THE DIRECTORS' SHAREHOLDINGS ANNOUNCEMENT RELEASED ON 10 MAY 2004 AT 15.33 UNDER RNS NUMBER 4952Y. THE NUMBER OF CONDITIONAL SHARES FOR MR A W LEA SHOULD BE 87,524 AND NOT 101,341 AS PREVIOUSLY ADVISED. ALL OTHER DETAILS REMAIN UNCHANGED, AND THE FULL AMENDED TEXT APPEARS BELOW."

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,582 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 May 2004, was as follows:

A J Trahar	24	ordinary shares
A W Lea	24	ordinary shares
W A Nairn	24	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 287,558 ordinary shares (including interests on a conditional basis in 196,646 shares)
A W Lea 159,236 ordinary shares (including interests on a conditional basis in 87,524 shares)
W A Nairn 35,177 ordinary shares (including interests on a conditional basis in 14,166 shares)

N Jordan
Company Secretary
11 May 2004